

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Jinchun Cheng
Chief Executive Officer
Xinxu Copper Industry Technology Ltd
2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

> **Re: Xinxu Copper Industry Technology Ltd**
> **Registration Statement on Form F-1**
> **Filed March 29, 2024**
> **File No. 333-278407**

Dear Jinchun Cheng:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Risk Factors
The rules and regulations in China can change quickly with little advance notice..., page 24

1. We note the revisions to this risk factor disclosure and reissue comment 9 in our letter dated October 25, 2023 as it relates to your disclosure in this section. Please restore your disclosures in this area to the disclosures as they existed in the registration statement as of September 28, 2022. Please make corresponding changes to the summary risk on page 14 and to the header of the risk factor beginning "The PRC government exerts substantial influence..." on page 27.

Consolidated Financial Statements

Note 29 - Condensed Financial Information of the Parent Company, page F-31

2. We note your revisions made in response to prior comment 3, including the condensed parent company statements of cash flows on page F-33. Considering the amount in the "Net (loss) income" line item for the fiscal ended June 30, 2023 does not agree to the corresponding line item in the parent company statements of comprehensive income (loss) on page F-32, please revise your disclosures accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing